Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2019

TSX: MPVD NASDAQ: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

This Management’s Discussion and Analysis (“MD&A”) as of August 6, 2019 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the MD&A for the year ended December 31, 2018, the unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2019 and the audited consolidated statements for the year ended December 31, 2018. The following MD&A has been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 - Interim Financial Reporting. Except as disclosed in the statements, the interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements for the year ended December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, the interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

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Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

HIGHLIGHTS

•	Earnings from mine operations for the three and six months ended June 30, 2019, respectively, amounted to $17,799 and $27,959 compared to $18,501 and $43,066 for the same period in 2018.

•	Net income for the three and six months ended June 30, 2019, respectively, were $10,255 and $12,752, or $0.05 and $0.06 earnings per share (basic and diluted), respectively, compared to a net loss of $6,280 and $6,213 or $0.03 loss per share (basic and diluted) for the same periods in 2018. Adjusted EBITDA for those periods were $39,096 and $58,824 compared to $41,062 and $74,697, respectively (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	The Company concluded three sales in the second quarter of 2019 totaling 1,077,000 carats and recognized revenue of $95,774 at an average realized value of $89 per carat (US$67) compared to sales in the second quarter of 2018 totaling 1,114,000 carats and recognized revenue of $99,075 at an average realized value of $89 per carat (US$69). Revenue for the six months ended June 30, 2019 totaled $156,470 through five sales including direct sales made to De Beers Canada Inc. at an average realized value of $91 per carat (US$68) compared to revenue for the six months ended June 30, 2018 of $165,640 at an average realized value of $101 per carat (US$79). The sales during H1 2019 were all well attended by an established client base. This enabled the sale of 100% of the Company’s share of production. Rough diamond prices for the larger, better-quality product categories that contribute the majority of Gahcho Kué production value were stable through the second quarter.

•	Cash at June 30, 2019 was $30,235 with net working capital of $107,429; US$50,000 revolving credit facility remains undrawn. Cash at December 31, 2018 was $30,708 with net working capital of $87,194.

•	Mining of waste and ore in the 5034 and Hearne open pits for the six months ended June 30, 2019 was approximately 14,600,000 tonnes and 5,800,000 tonnes, respectively, for a total of 20,400,000 tonnes. This represents a 10% increase in tonnes mined over the comparative period in 2018. Ore mined for the first half of the year totalled 1,352,000 tonnes, with approximately 160,000 tonnes of ore stockpile available at quarter end on a 100% basis.

•	For the six months ended June 30, 2019, the GK Mine treated approximately 1,753,000 tonnes of ore and recovered approximately 3,315,000 carats on a 100% basis for an average recovered grade of approximately 1.89 carats per tonne (“cpt”).

•	Cash costs of production, including capitalized stripping costs, for the three month ended June 30, 2019 were $106 per tonne, and $54 per carat recovered (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section).

•	The Wilson kimberlite was discovered during the 2019 near-mine exploration program. It is the first new kimberlite discovery at Gahcho Kué in 20 years, and lies within the planned pit outline for Tuzo.

•	At the Kennady North Project, the Company updated the Inferred Mineral Resource estimate for the Faraday 2 kimberlite to include 5.45 million carats of diamonds contained in 2.07 million tonnes of kimberlite, with an overall grade of 2.63 carats per tonne and an average value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats for the Faraday 2 kimberlite.

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The following table summarizes key operating highlights for the three and six months ended June 30, 2019 and 2018.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	747	341	1,352	1,082
*Waste tonnes mined	kilo tonnes	10,118	9,943	19,041	17,404
*Total tonnes mined	kilo tonnes	10,865	10,284	20,393	18,486
*Ore in stockpile	kilo tonnes	160	238	160	238

Processing
*Ore tonnes treated	kilo tonnes	882	899	1,753	1,684
*Average plant throughput	tonnes per day	9,800	9,879	9,632	9,304
*Average diamond recovery	carats per tonne	1.96	2.15	1.89	2.12
*Diamonds recovered	000's carats	1,730	1,931	3,315	3,572
Approximate diamonds recovered - Mountain Province	000's carats	848	946	1,624	1,750
Cash costs of production per tonne, net of capitalized stripping **		$86	82	90	80
Cash costs of production per tonne of ore, including capitalized stripping**		$106	112	109	96
Cash costs of production per carat recovered, net of capitalized stripping**		$44	38	48	38
Cash costs of production per carat recovered, including capitalized stripping**		$54	52	57	45

Sales
Approximate diamonds sold - Mountain Province***	000's carats	1,077	1,114	1,721	1,641
Average diamond sales price per carat	US	$67	$69	$68	$79
* at 100% interest in the GK Mine
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange and NASDAQ under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP”). On April 13, 2018, the Company completed the asset acquisition of Kennady Diamonds Inc. (formerly KDI.V on the TSX Venture exchange), which included 100% of the mineral rights of the Kennady North Project.

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. The Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

During the six months ended June 30, 2019, the Company held five sales in Antwerp. Sales are held ten times per year, approximately every five weeks. The Company anticipates conducting three sales in the third quarter of 2019 and two sales in the fourth quarter.

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GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies - 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2019, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2018 - $23.4 million).

Mining and Processing

For the three and six months ended June 30, 2019, on a 100% basis, a total of 10.9 million and 20.4 million tonnes of waste and ore respectively, had been extracted from the 5034 and Hearne open pits, compared to the original three and six months ended June 30, 2019 plan of approximately 12.0 million and 22.5 million tonnes, respectively (91% and 91% of plan respectively), as a result of harsher weather conditions than normal, higher waste cycle, and equipment availability issues. For the year ended December 31, 2018, on a 100% basis a total of 41.4 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pit, compared to an original plan of approximately 43.3 million tonnes (96% of plan).

Total ore tonnes mined in the three and six months ended June 30, 2019 were 747,000 tonnes and 1,352,000 tonnes respectively, compared to 341,000 tonnes and 1,082,000 tonnes for the same period in 2018. The total ore tonnes mined were slightly more than planned for in Q2. The ore stockpile has been utilized to accommodate higher throughput in the plant.

For the three and six months ended June 30, 2019, 882,000 tonnes and 1,753,000 tonnes of kimberlite ore were treated respectively, (compared to an original plan of 794,000 tonnes and 1,588,000 tonnes respectively) with 1,730,000 carats and 3,315,000 carats (100% basis), respectively being recovered at a grade of 1.96 carats per tonne and 1.89 carats per tonne respectively (For the three and six months ended June 30, 2018 - 899,000 tonnes and 1,684,000 tonnes of kimberlite ore were treated, respectively with 1,931,000 carats and 3,572,000 carats being recovered, respectively at a grade of 2.15 carats per tonne and 2.12 carats per tonne respectively). The average grade for the first half of the year has been lower than the average for 2018, but in line with the expected outcome for the first half of 2019. The lower grade and carats recovered during first half of 2019 are driven by two factors; the planned mining of lower grade areas in the southwest corridor and Hearne pits, as well as the initiative to remove smaller and lower quality stones from the recovery process in order to achieve higher throughput of the ore to recover larger and better value diamonds. As such, lower grades and carat production are expected, and are offset by generating higher values per day from the increased daily production. The plant enhancements will continue to be implemented and monitored as the year progresses.

The plant treated 882,000 tonnes and produced over 1,700,000 carats in Q2 2019, 10% lower than the same period last year, but slightly ahead of expectations for the first half. The GK plant continues to perform well and the enhancement improvements are showing great results demonstrated by record daily throughputs being achieved. Total tonnes treated during Q2 2019 was slightly less than what was achieved compared to the same period last year as a result of different ore sources being treated. The first time treatment of the Hearn ore resulted in some blending trials to get to the optimal blend for smooth treatment rates. The GK Mine remains on track to achieve its 2019 production guidance of 6.6 - 6.9 million carats.

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At June 30, 2019, there was approximately 160,000 tonnes (100% basis) of stockpiled ore. Sufficient ore is available from the stockpile and 5034 and Hearne pits to meet the planned process throughput rates for 2019.

At June 30, 2019, the GK Mine had 884,904 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 383,275 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 743,998 carats in inventory.

Diamond Sales

The Company undertook five sales during the first half of 2019 in Antwerp, Belgium and anticipates holding ten sales in 2019. The majority of the Company’s revenue is derived from its sales on the open market, with the remainder attributed to sales of fancies and specials directly to De Beers on such occasions where De Beers has won the periodic fancies and specials bidding process. The average realized value per carat for all sales held in the six months ended June 30, 2019 was US$68 per carat.

The following chart summarizes the sales for the trailing eight quarters:

* Although the final sale in this quarter closed on June 22, 2018, the sale of 43,000 carats occurred during the first half of July for IFRS purposes. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

The following table summarizes the results for sales in 2019:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	644	$ 45,810	$ 71
Q2	1,077	$ 71,712	$ 67
Total	1,721	$ 117,522	$ 68

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The following table summarizes the results of sales in 2018:

	000's of carats sold	Gross proceeds (US$ 000's)	Revenue/carat (US$)
Q1	527	$ 52,358	$ 99
Q2(1)	1,157	$ 84,956	$ 73
Q3	746	$ 49,067	$ 66
Q4	823	$ 53,629	$ 65
Total	3,253	$ 240,010	$ 74

Note: Sales made directly to De Beers are attributed to the closest tender.

(1) Although 1,157,000 carats were successfully auctioned, in accordance with IFRS only 1,114,000 carats could be recognized as sales proceeds in the quarter. The remaining 43,000 carats were recognized in Q3 2018. The amount of revenue recognized for the 43,000 carats was approximately US$8.1 million or $10.7 million.

The Company held five sales during H1 2019. These sales were well attended by customers which enabled the Company to maximize revenue and sell 100% of its share of the Gahcho Kué production. Rough diamond prices for the larger, better-quality product categories that contribute the majority of production value flattened through the second quarter after gains made earlier in the year. Prices for smaller, cheaper rough diamond categories are once again under pressure. This pressure on rough diamond prices is not unique to the Company and is addressed in the Diamond Outlook section below.

After two successful years of sales, the Gahcho Kué goods are now firmly established in the market and attract regular and sustained interest from customers. The Gahcho Kué orebody and product profile are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this product characteristic.

The Company’s diamond products have a market and an established customer base. With the exception of some industrials, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China.

Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early stage development of a diamond marketing brand that promotes the unique attributes of the our diamonds to support demand through their distribution channels with the potential to reach the consumer level.

Given the complexities of the Gahcho Kué rough diamond product profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories present in an individual sale may differ. Each sale’s results can and may vary.

2019 Production Outlook

The Company’s 2019 outlook for production consists of approximately 3.2 million to 3.3 million of ore tonnes treated and total carat production range of 6.6 million and 6.9 million carats (100% basis) with recovered grades of between 2.12 and 2.16 carats per tonne. The Company’s cost guidance is $110 - $120 per tonne or $50 - $54 per carat recovered. The Company fully expects to achieve the lower end of its cost guidance for full year 2019.

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Diamond Outlook

The diamond industry is experiencing a difficult market for rough and polished diamonds at the mid-point of a difficult year in which the main challenge has been balancing demand and supply. Global rough diamond sales for the first six months of 2019 were reportedly down 25% from the previous year as major producers delivered lower volumes to polished manufacturers who have scaled down their operations.

Prices achieved for the high-value rough diamond categories which account for the majority of Gahcho Kué production value remained stable through the second quarter after gains made earlier in the year. Prices for smaller, cheaper rough diamond categories are once again under pressure.

This current pressure on rough diamond prices is not unique to the Company. Major producers made price and assortment adjustments and presented lower than average sale volumes during the second quarter in an effort to improve manufacturing margins and stimulate demand.

Despite the supply-side adjustments to volume and price, demand from cutting centres remains low. Manufacturers are reported to have reduced polished production capacity, and continue to face financing and liquidity challenges. Polished diamond price decreases late in Q2 have resulted in price uncertaintly and reduced polished trading levels.

Broader macro-economic uncertainties are further dampening market sentiment. The impacts of the US-China trade tensions continue to be felt through the industry and are reflected in waning levels of consumer confidence. Reports from the JCK Las Vegas and Hong Kong Jewellery and Gem trade fairs in June were subdued.

Long-term industry supply and demand fundamentals are more positive with the anticipated closure of older and depleted mines and year-on-year growth forecast for global diamond jewellery consumption. Consultancy firm Bain & Co. states in its 2019 Luxury Goods Worldwide Market Study that the 6% annual growth rate seen in global personal luxury goods consumption in 2017 and 2018 is the ‘new normal’. This growth is being driven primarily by the acceleration in domestic spending of mainland Chinese consumers and an increase in European tourism. The retail sales of luxury groups reflect this growth, with Richemont, owner of the Cartier and Van Cleef & Arpels jewelry brands, reporting a double-digit increase in jewellery and watch sales for the year ended March 31, 2019.

Gahcho Kué Capital Program

During the six month period ended June 30, 2019, stay in business capital items, including the gymnasium, office upgrades, electrical and instrumentation shop upgrades, and several pumping upgrades to assist with dewatering had taken place. All capital additions in the period are considered sustaining capital expenditure, and are largely on budget. Stay in business capital does not include deferred stripping.

Gahcho KuÉ EXPLORATION

Subsequent to the GK Mine achieving commercial production in early 2017, exploration at the GK Mine began in the second half of 2017 with the implementation of airborne magnetics and electromagnetics over the entire lease area with the goal of identifying targets for adding resources to the GK Mine. A ground gravity survey was also conducted in the region between the Tesla and Tuzo kimberlites and within the Southwest Corridor. In August 2018, a high-resolution aeromagnetic survey with a superconducting quantum interference device (‘SQUID’) was completed. The SQUID survey incorporated a total of 1,630 line kilometers with tie lines at 200 meters spacing and survey lines at 35 meter spacing.

Exploration drilling conducted in 2019 focused on finding kimberlite east of the Tuzo kimberlite, resulting in the discovery of the Wilson kimberlite. The Wilson kimberlite is the first new discovery at Gahcho Kué in 20 years. The kimberlite subcrops under lake sediment and includes intersects up to 119 meters of tuffisitic and hypabyssal kimberlite. The Wilson kimberlite also lies well within the planned open-pit mine plan for the Tuzo kimberlite. Eighteen drillholes were completed on the body, with results summarized in the table below.

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Wilson Kimberlite - 2019 Drilling Results (reported June 11, 2019)

			Kimberlite Interest[1] (m)			Intersect True Thickness[2] (m)	End of Hole (m)
Drill Hole	Azimuth	Inclination	From	To	Length
Wilson Kimberlite
MPV-19-496C	199	-57	18.54	137.67	119.13	- [4]	302
			152.15	207.06	54.91	- [4]
			212.76	214.15	1.39	- [4]
MPV-19-497C	255	-56	23.00	34.26	11.26	- [4]	77
MPV-19-498C	143	-56	16.75	33.00	16.25	- [4]	62
MPV-19-499C	79	-57	-	-	-	- [5]	65
MPV-19-500C	319	-61	23.00	66.00	43.00	- [4]	96
MPV-19-501C	274	-71	45.00	121.60	76.60	25.30	205
			132.70	174.00	41.30	13.50
MPV-19-503C	329	-66	-	-	-	- [5]	164
MPV-19-504C	94	-56	56.96	110.10	53.14	30.00	152
MPV-19-505C	57	-64	104.26	165.72	61.46	23.20	200
MPV-19-506C	107	-58	107.90	134.00	26.10	14.10	158
MPV-19-507C	274	-47	43.00	44.90	1.90		206
			60.60	83.67	23.07[3]
			146.50	174.40	27.90	19.10
MPV-19-508C	278	-58	197.00	214.00	17.00	8.90	274
			236.25	240.85	4.60
			244.65	246.35	1.70
MPV-19-509C	299	-48	-	-	-	- [5]	265
MPV-19-510C	282	-51	-	-	-	- [5]	401
MPV-19-511C	305	-51	209.25	275.28	66.03	38.20	318
MPV-19-512C	295	-46	274.58	321.54	44.96	32.70	353
MPV-19-513C	292	-52	98.85	104.00	5.15[3]		428
			172.30	176.70	4.40
			258.20	300.62	42.40	- [6]
			370.50	395.74	25.24	13.40
MPV-19-514C	272	-55	70.40	76.25	5.85		401
			178.08	180.40	2.32
			206.22	226.60	20.38	- [6]
			226.50	230.80	2.30[3]
			233.00	236.62	3.62[3]
			251.77	257.50	5.73[3]

1Intersects are not true thicknesses. 2Defined as the horizontal distance between kimberlite/country rock pierce points, assuming that Wilson has vertical contacts with the adjacent country rock. True thicknesses are not determined for narrow intersects outside of the main Wilson body. 3A mix of kimberlite dyke material emplaced into diabase. 4Intersects are collared in kimberlite and/or along the strike length of the kimberlite. 5No kimberlite intersected. 6Further drilling is required to determine a true thickness and its relationship to Wilson.

In contrast to the Curie kimberlite announced last year, which is believed to be connected to the nearby Dunn Sheet, drilling at Wilson shows no connection to nearby Tuzo, and as such the Wilson kimberlite is a distinct, new discovery. Three-dimensional modeling of the drill results suggests that Wilson is elongated north-south and has roughly vertical contacts with country rock along its length.

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After logging of the discovery drillhole at the mine site, representative samples of the core were shipped to the Geoanalytical Laboratories Diamond Services of the Saskatchewan Research Council (“SRC”) for caustic fusion recovery of microdiamonds. A total of 115.2 kilograms of kimberlite was treated for microdiamonds, with 480 diamonds recovered in the +0.075mm size classes. Five +0.85mm diamonds included in the result weigh a total of 0.32 carats, with the largest stone being a 0.28 carat colorless octahedral aggregate. Results are summarized in the table below.

Wilson Kimberlite - 2019 Microdiamond Results (reported June 11, 2019)

Total Weight	Number of Diamonds According to Sieve Size Fraction (mm)											Total of +0.075 stones
Kg	+0.075	+0.106	+0.150	+0.212	+0.300	+0.425	+0.600	+0.850	+1.180	+1.700	+2.360
	-0.106	-0.150	-0.212	-0.300	-0.425	-0.600	-0.850	-1.180	-1.700	-2.360	-3.350
115.2	178	120	65	49	38	18	7	4	0	0	1	480

The microdiamond samples were sealed at the mine site with chain of custody protocols in place during their transit and receipt at the SRC. The SRC is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion.

The drilling and microdiamond data for the Wilson kimberlite are not sufficiently well-constrained to define a Mineral Resource, and as such the Wilson kimberlite is considered a Target for Further Exploration (TFFE). Based on drilling and 3D modeling to date, a potential range from 1.5-3.0 million tonnes is possible for the Wilson kimberlite. The estimate of a TFFE is conceptual in nature as there has been insufficient exploration to define a Mineral Resource, and it is uncertain if future exploration will result in the estimate being delineated as a Mineral Resource.

Preliminary results from a 2018, high-resolution aeromagnetic survey with a superconducting quantum interference device (‘SQUID’) have been reviewed. The SQUID survey incorporated a total of 1,630 line kilometers with tie lines at 200 meters spacing and survey lines at 35 meter spacing. The survey results indicate potential targets in the GK lease area north of the present mine. These targets will be further developed and prioritized in the latter half of 2019.

KENNADY NORTH PROJECT

The Kennady North property covers a portion of the southeastern Slave Geological Province, an Archean terrane ranging in age from 4.03 Ga to 2.55 Ga. The area consists of granodiorite, high-grade gneiss and migmatite, along with volcanic and sedimentary supracrustal rocks typical of many greenstone belts in the Slave Province. The kimberlite bodies in the Kennady Lake/Gahcho Kué area were emplaced between 531-542Ma during the Cambrian Period. Erosional processes since emplacement may have been significant, stripping the kimberlites almost to their root zones but still preserving the hypabyssal and diatreme facies. The Kennady North property hosts five known kimberlites to date; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. The following map shows the location of the Kennady North property relative to the GK Mine, and the holdings consist of 22 federal leases and 58 claims covering an area of 67,164 hectares.

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N
Kelvin Camp
MZ Sill
Faraday Kimberlites
Kelvin Kimberlite
Gahcho Kué
Bob Camp
Doyle Sill
Legend
KDI Kimberlites
Camps
Winter Road
Stream
Mineral Leases
Claims
Waterbody
0 5 10
Kilometres

KENNADY NORTH PROJECT EXPLORATION

Exploration at Kennady North commenced in the early 1990’s and resulted in the discovery of the diamond-bearing Kelvin, Faraday, MZ and Doyle kimberlite occurrences. Kennady Diamonds recovered significant diamonds between 2014 and 2017. The diamond package from the Kelvin and Faraday kimberlites, using the size-frequency distribution curves, indicated that these kimberlites may be of comparable grade to the 5034 and Hearne kimberlites at the GK Mine.

Exploration conducted in winter 2019 had two objectives; to remove heavy equipment from previous bulk sampling programs, and to drill-test exploration targets located three to four kilometers southwest of the Gahcho Kué Mine. The first objective was successfully completed, but drill testing of priority targets was hindered by flight-restrictive weather for the helicopter-supported drill program. Only five drill holes totaling 917 meters of the 2,000 meter program were completed and no kimberlite was intersected.

Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites have been adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available at www.sedar.com.

The work outlined in these reports has defined a total Indicated Mineral Resource for the Kelvin kimberlite of 8.5 million tonnes at an average grade of 1.6 carats per tonne and an overall average diamond value of US$63 per carat. The Inferred Mineral Resource for Faraday 1-3 has been determined with 1.87 million tonnes at an average grade 1.04 carats per tonne and overall diamond value of US$75 per carat. At Faraday 2 the 2019 Inferred Mineral Resource update is 2.07 million tonnes at an average grade of 2.63 cpt and an average diamond value of US$140 per carat. This represents a 49% increase in total tonnes and 74% increase in total carats over the 2017 Inferred Resource estimate for the Faraday 2 kimberlite. All estimates are on the basis of a 1mm bottom cut-off. Details are provided in the table below.

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Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75
(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Results of operations

The Company, as discussed above, held five sales of diamonds during the six months ended June 30, 2019.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars
		Three months ended
	June 30	March 31	December 31	September 30
	2019	2019	2018	2018

Earnings and Cash Flow
Number of sales	3	2	3	2
Sales	$95,774	60,696	70,477	74,852
Operating income	$12,762	3,639	7,144	19,952
Net income (loss) for the period	$10,255	2,497	(30,204)	17,483
Basic and diluted (loss) earnings per share	$0.05	0.01	(0.15)	0.08
Adjusted EBITDA*	$39,096	19,728	26,512	37,948
Cash flow provided by (used in) operating activities	$46,079	(8,880)	41,818	33,319
Cash flow provided by (used in) investing activities	$(9,915)	(10,320)	(14,915)	(10,175)
Cash flow provided by (used in) financing activities	$(17,019)	(233)	(23,398)	(29,017)
Balance Sheet
Total assets	$973,606	993,390	979,877	969,245

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

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		Three months ended
	June 30	March 31	December 31	September 30
	2018	2018	2017	2017

Earnings and Cash Flow
Number of sales	3	2	3	2
Sales	$99,075	66,565	77,242	65,218
Operating income (loss)	$11,187	20,125	11,176	20,657
Net (loss) income for the period	$(6,280)	67	(15,927)	27,669
Basic and diluted (loss) earnings per share	$(0.03)	0.00	(0.10)	0.17
Adjusted EBITDA*	$41,062	33,635	54,937	37,570
Cash flow provided by (used in) operating activities	$59,007	1,759	36,389	49,238
Cash flow provided by (used in) investing activities	$(38,485)	(16,098)	54,079	(38,715)
Cash flow provided by (used in) financing activities	$(15,535)	(188)	(62,970)	(7,871)
Balance Sheet
Total assets	$974,816	823,966	795,066	884,806

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company holds ten sales per year in Antwerp, Belgium, and has alternated between two and three sales per quarter over the past two years. Typically, quarters with three sales have resulted in higher overall sales and operating income levels. The operating income in the three months ended June 30, 2019 is consistent with the same period in 2018. The operating income of $7,144 in the three months ended December 31, 2018 is lower than a typical three sale quarter as a result of product mix and a lower than expected volume of carats sold due to timing in the sales distribution channel. The three month period ended March 31, 2019 resulted in a lower operating income compared to the same period in 2018, mainly due to a the plant treating, on a 100% basis, 871,000 tonnes of ore, of which 259,000 tonnes were drawn down from the ore stockpile balance from year end to which costs are now allocated to cost of sales compared to 786,000 tonnes of ore treated of which 45,000 tonnes were drawn down from the ore stockpile for the same period in 2018. Also, the decrease in overall sales is attributed to a lower quantity of fancies and specials included in the product mix, and a significant increase in overall exploration and evaluation expenditures as a result of the KNP expenditures being included in 2019, while it was not yet acquired in the comparative period for 2018, until April 13, 2018.

summary of second Quarter Financial Results

Three and six months ended June 30, 2019 compared to the three and six months ended June 30, 2018, expressed in thousands of Canadian dollars.

For the three months ended June 30, 2019, the Company recorded net income of $10,255 or $0.05 earnings per share compared to a net loss of $6,280 or $0.03 loss per share for the same period in 2018. For the six months ended June 30, 2019, the Company recorded net income of $12,752 or $0.06 earnings per share compared to net loss of $6,213 or $0.03 loss per share for the same period in 2018. A significant difference was earnings from mine operations of $17,799 and $27,959 in the three and six months ended June 30, 2019, compared to $18,501 and $43,066 for the same periods in 2018. The decrease is due to an increase in production costs as a result of higher tonnes mined and an increase in average plant throughput compared to the same period in 2018. The decrease is also due to a slightly lower realized value per carat, compared to the same periods in 2018. The most significant impact on net income was the foreign exchange gain, for the three and six months ended June 30, 2019, of $7,535 and $16,182, compared to foreign exchange loss of $7,746 and $18,122 for the same periods in 2018. This was largely driven by the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the period ended June 30, 2019. Additionally, the Company incurred $1,896 and $5,518 in exploration and evaluation expenses for the three and six months ended June 30, 2019 compared to $3,562 and $4,433 for the same period in 2018. The increase in exploration and evaluation expenses in the six months period ended June 30, 2019 is a result of the comparative period only including exploration and evaluation expenses from the date of the acquisition of Kennady Diamonds Inc., which took place on April 13, 2018.

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Earnings from mine operations

Earnings from mine operations for the three and six months ended June 30, 2019, respectively, were $17,799 and $27,959 compared to $18,501 and $43,066 for the same period in 2018. For the three months ended June 30, 2019, diamond sales related to 1,077,000 carats were $95,774. The average diamond sales value per carat was approximately US$67. For the six months ended June 30, 2019, diamond sales related to 1,721,000 carats were $156,470. The average diamonds value per carat was approximately US$68. The overall decrease in average diamond value per carat can be attributed to the weakness in the rough diamond market, predominately in the lower run of mine categories, compared to the same periods in 2018. The overall decrease in sales can also be attributed to a lower volume and quality of fancies and specials included in the product mix, relative to the same three and six month periods in 2018. Production costs (net of capitalized stripping costs) related to diamonds sold for the three and six months ended June 30, 2019, respectively, were $48,706 and $77,492; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three and six months ended June 30, 2019, respectively, were $26,592 and $42,391; and the cost of acquired diamonds for the three and six months ended June 30, 2019, respectivey, were $2,677 and $8,628, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations were $17,799 and $27,959, respectively. For the three months ended June 30, 2018, diamond sales related to 1,114,000 carats were $99,075. The average value per carat was approximately US$69. For the six months ended June 30, 2018, diamond sales related to 1,641,000 carats were $165,640. The average value per carat was approximately US$79. Production costs (net of capitalized stripping costs) related to diamonds sold for the three and six months ended June 30, 2018, respectively, were $41,095 and $60,009; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three and six months ended June 30, 2018, respectively, were $29,265 and $42,348; and the cost of acquired diamonds for the three and six months ended June 30, 2018 were $10,214 and $20,217. The increase in production costs for the three and six months ended June 30, 2019, over the same periods in 2018, is mainly due to the higher than normal costs of production per carat in the final quarter of 2018 now being included in the statement of comprehensive income for carats sold. These higher costs were included in the final rough diamond and ore stockpile inventories for the year ended December 31, 2018. Also, even though a similar amount of tonnes have been treated through the plant in the three and six months ended June 30, 2019, a slightly lower grade, compared to the same periods in 2018, has led to fewer carats being recovered, and resulted in a higher cost per carat, compared to the same periods in 2018.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three and six months ended June 30, 2019, respectively, were $3,141 and $6,040 compared to $3,752 and $7,341 for the same period in 2018. The main expenses included in these amounts for the three and six months ended June 30, 2019 were $1,658 and $2,950 relating to selling and marketing, $416 and $1,065 related to consulting fees and payroll, and $263 and $482 relating to share-based payment expense. The main expenses included in these amounts for the three and six months ended June 30, 2018 were $1,650 and $3,216 relating to selling and marketing, $702 and $1,137 related to consulting fees and payroll, and $389 and $813 relating to share-based payment expense. This decrease in overall selling, general and administrative costs can mainly be attributed to lower selling and marketing costs due to renegotiations of sales distribution channel contracts, significantly reduced share-based payment expenses, and a significant reduction in professional fees.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and six months ended June 30, 2019, respectively, were $1,896 and $5,518 compared to $3,562 and $4,433 for the same periods in 2018. Exploration and evaluation expenses have grown significantly in the period due to the acquisition of Kennady Diamonds Inc., which was effective April 13, 2018, and the exploration on the properties of the GK Mine have ramped up with the goal of identifying targets for adding potential resources. Kennady Diamonds Inc. owns the rights to the KNP, which continue to be further developed through continuous exploration and evaluation drill programs. Of the $1,896 and $5,518 total exploration and evaluation expenses incurred in the three and six months ended June 30, 2019, respectively, $895 and $2,054 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $1,001 and $3,464 related to those spent on the KNP.

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Net finance expenses

Net finance expenses for the three and six months ended June 30, 2019, respectively, were $9,584 and $19,372 compared to $9,889 and $19,589 for the same period in 2018. Included in the amount for the three and six months ended June 30, 2019, were $9,432 and $19,031, respectively, relating to finance costs, $299 and $598 relating to accretion expense on decommissioning liability and $147 and $257 relating to interest income. Included in the amount for the three and six months ended June 30, 2018, were $9,837 and $19,470, respectively, relating to finance costs, $165 and $331 relating to accretion expense on decommissioning liability and $113 and 212 relating to interest income. Finance costs were slightly higher in the same period in 2018 as the majority relates to interest expense over the secured notes payable. During the six month period ended June 30, 2018, there had not yet been any secured note repurchases by the Company, therefore the finance costs were charged based on US$330 million outstanding. In the second half of 2018 approximately US$20 million of secured notes were repurchased, therefore slightly decreasing the net finance expenses in the first half of 2019.

Foreign exchange gains (losses)

Foreign exchange gains for the three and six months ended June 30, 2019, respectively, were $7,535 and $16,182 compared to a loss of $7,746 and $18,122 for the same period in 2018. The foreign exchange gains for the three and six months ended June 30, 2019 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollars at the spot rate at the three and six months ended June 30, 2019. The spot rate at June 30, 2019 was $1.3095/US$1 compared to $1.3349/US$1 at March 31, 2019 and $1.3624/US$1 at December 31, 2018. The opposite trend existed in the three and six months ended June 30, 2018.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility (the previous “Loan Facility”). In December 2017, the Company terminated its previous Loan Facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF has a term of three years.

The RCF is subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio calculations at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum is charged for the number of days the funds are outstanding, based on certain leverage ratio calculations at the time.

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As at June 30, 2019, the RCF remained undrawn. The RCF is subject to several financial covenants, in order to remain available. The following financial covenants are calculated on a quarterly basis, of which the first three are required to be met, in order for the RCF to remain available:

•	Total leverage ratio of less than or equal to 4.50:1 calculated as total debt divided by EBITDA, up to and including December 31, 2019; and 4:1, thereafter until the maturity date.
•	A ratio of EBITDA to interest expense no less than 2.25:1; and
•	A tangible net worth that is no less than 75% of the tangible net worth as reflected in the September 30, 2017 financial statements provided to the administrative agent as a condition precedent to closing, plus 50% of the positive net income for each subsequent quarter date.
•	Permitted distributions (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 2.75:1 in 2018, 2.25:1 in 2019, and 1.75:1 in 2020. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement.

The Company is in compliance with all financial covenants in order to remain available as at June 30, 2019.

The indenture governing the secured notes payable contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Cash flows provided by operating activities, including changes in non-cash working capital for the three and six months ended June 30, 2019, respectively, were $46,079 and $37,199 compared to $59,007 and $60,766 for the same period in 2018. The decrease in cash provided for the three and six months ended June 30, 2019 was a result of the earnings from mine operations decreasing to $17,799 and $27,959 from $18,501 and $43,066, respectively. The net income for the six months ended June 30, 2019 also included a significantly higher amount of cash used in exploration activities growing to $5,518 compared to $4,443 for the same period in 2018. Also, the six months ended June 30, 2019 had an increase of cash used for inventories. Although the net income for the three and six months ended June 30, 2019 was $10,255 and $12,752, respectively, significant areas which were non-cash items included foreign exchange gains of $7,535 and $16,182, depreciation and depletion of $26,647 and $42,501, and share-based payment expense of $263 and $482.

Cash flows used in investing activities for the three and six months ended June 30, 2019, respectively, were $9,915 and $20,235 compared to $38,485 and $54,583 for the same period in 2018. For the three and six months ended June 30, 2019, respectively, the outflow for the purchase of property, plant and equipment were $10,062 and $20,492 compared to $42,070 and $ 50,767 for the same periods in 2018. For the three and six months ended June 30, 2019, the amount of cash used in the acquisition of property, plant and equipment was offset by $147 and $257 of interest income, compared to $113 and $212 for the same periods in 2018. Also, during the comparative three months ended June 30, 2018, in relation to the Kennady Diamonds acquisition which closed on April 13, 2018, the Company acquired all assets of Kennady Diamonds Inc., by way of a private placement and asset acquisition, with a total of $7,500 of cash used in the investment. The $7,500 was included in the purchase of property plant and equipment. There was also $4,028 of cash used in relation to transaction costs of the acquisition. The decrease of cash used in investing activities during the three and six months ended June 30, 2019, compared to the same period in 2018, can be attributed to both the cash costs of acquisition of Kennady Diamonds in the comparative period, and the decrease in stay-in-bisuiness capital expenditures and stripping activitiy in the current period.

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Cash flows used in financing activities for the three and six months ended June 30, 2019, respectively, were $17,019 and $17,252 compared to $15,535 and $15,723 for the same period in 2018. Cash flows used in financing activities for the three and six months ended June 30, 2019, related to stand-by charges on the RCF, the payment of lease liabilities, and the interest payments of the secured notes payable. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will result in the June and December quarters having significantly higher cash outflows under financing activities. Cash flows from financing activities for the three and six months ended June 30, 2018 also related to stand-by charges on the RCF and the interest payments of the secured notes payable. The slight increase in cash used for financing activities can be attributed to the U.S. denominated interest payments for the secured notes payable and the stand-by charges on the RCF being paid when the Canadian dollar was relatively weaker in 2019, compared to the same period in 2018. Also, the payment of lease liabilities did not exist in the same period of 2018.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT PERIOD

Significant accounting policies adopted in the current period are disclosed in Note 3 of the financial statements.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 4 of the financial statements.

STANDARDS AND AMENDMENTS TO EXISTING STANDARDS

Standards and amendments to existing standards are disclosed in Note 3 (ii) of the financial statements

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Bottin and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. During the year ended December 31, 2018, Dermot Desmond and Bottin transferred all owned shares of the Company to Vertigol. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. Kennady Diamonds Inc. (“Kennady Diamonds”) was also a related party since the Company and Kennady Diamonds had a common member of key management, until the date of acquisition on April 13, 2018. International Investment and Underwriting Unlimited (“IIU”) is also a related party since it is ultimately beneficially owned by Mr. Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Vertigol, IIU, the Operator of the GK Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and pre-production sales related to the 49% share of fancies and special diamonds. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds. The transactions with IIU are for the director fees and travel expenses of the Chairman of the Company.

Between 2014 and 2016, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2019, the Company’s share of the letters of credit issued were $23.4 million (December 31, 2018 - $23.4 million).

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The balances as at June 30, 2019 and December 31, 2018 were as follows:

	June 30,	December 31,
	2019	2018
Payable De Beers Canada Inc. as the operator of the GK Mine*	$2,703	$1,430
Payable to De Beers Canada Inc. for interest on letters of credit	352	351
Payable to International Investment and Underwriting	25	—
Payable to key management personnel	76	57

*included in accounts payable and accrued liabilities

The transactions for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
The total of the transactions:
Kennady Diamonds	$—	$7	$—	$30
International Investment and Underwriting	12	17	25	30
Remuneration to key management personnel	489	801	1,166	1,482
Diamonds sold to De Beers Canada Inc.	7,277	—	10,152	—
Diamonds purchased from De Beers Canada Inc.	124	8,490	5,282	15,857
Finance costs incurred from De Beers Canada Inc.	175	176	347	349
Management fee charged by the Operator of the GK Mine	1,038	1,038	2,076	2,076

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Consulting fees, payroll, director fees, bonus and other short-term benefits	$290	$497	$808	$866
Share-based payments	211	321	383	646
	$501	$818	$1,191	$1,512

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,530	$—	$—	$—	$1,530
Revolving credit facility stand by charges	810	371	—	—	1,181
Notes payable - Principal	—	—	405,866	—	405,866
Notes payable - Interest	33,010	65,841	16,505	—	115,356
Forward Exchange Contracts:
(Inflows)	(60,329)	—	—	—	(60,329)
Outflows	58,928	—	—	—	58,928
	$33,949	$66,212	$422,371	$—	$522,532

SUBSEQUENT EVENT

Subsequent to the six months ended June 30, 2019, US$7 million or approximately $9.2 million Canadian dollar equivalent of secured notes payable was purchased by the Company from arms-length investors.

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NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive income:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Net income (loss) for the period	$10,255	$(6,280)	$12,752	$(6,213)
Add/deduct:
Non-cash depreciation and depletion	26,592	29,265	42,391	42,348
Share-based payment expense	263	389	482	813
Net finance expenses	9,584	9,889	19,372	19,589
Derivative gains	(610)	(267)	(1,011)	(782)
Current and deferred income taxes	1,068	157	1,470	657
Unrealized foreign exchange (gains) losses	(8,056)	7,909	(16,632)	18,285
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$39,096	$41,062	$58,824	$74,697
Sales	95,774	99,075	156,470	165,640
Adjusted EBITDA margin	41%	41%	38%	45%

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive income:

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Cost of sales production costs		$48,706	41,095	77,492	60,009
Timing differences due to inventory and other non-cash adjustments		$(11,351)	(5,048)	(46)	5,727
Cash cost of production of ore processed, net of capitalized stripping		$37,355	36,047	77,446	65,736
Cash costs of production of ore processed, including capitalized stripping		$45,988	49,414	93,369	79,482

Tonnes processed	kilo tonnes	432	440	859	825
Carats recovered	000's carats	848	946	1,624	1,750

Cash costs of production per tonne of ore, net of capitalized stripping		$86	82	90	80
Cash costs of production per tonne of ore, including capitalized stripping		$106	112	109	96
Cash costs of production per carat recovered, net of capitalized stripping		$44	38	48	38
Cash costs of production per carat recovered, including capitalized stripping		$54	52	57	45

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Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risk that the production from the mine will not be consistent with the Company’s expectation;
•	risk that production and operating costs are not within the Company’s estimates;
•	risk of lack of operating history and new mining operation;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to foreign exchange fluctuations, prices of diamond, and emergence of laboratory grown diamonds;
•	risks related to challenges in the diamond market causing the sale of all diamond inventory to be sold below cost;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's lack of operating history;
•	risks related to failure of its joint venture partner;
•	risks relating to complying with the covenants in our revolver credit facility;
•	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
•	risks related to environmental regulation, permitting and liability;
•	risks related to legal challenges to operating permits that are approved and/or issued;
•	political and regulatory risks associated with mining, exploration and development;
•	the ability to operate the Company’s GK Mine on an economic basis;
•	aboriginal rights and title;
•	failure of plant, equipment, processes and transportation services to operate as anticipated;
•	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange and the NASDAQ under the symbol MPVD.

At August 6, 2019, there were 210,137,475 shares issued, 2,428,335 stock options and 333,998 restricted share units outstanding. There were no warrants outstanding.

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There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures and internal control over financial reporting

As of June 30, 2019, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of June 30, 2019, the CEO and CFO concluded that:

• the disclosure controls and procedures were designed effectively to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required;

• such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the quarter ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, with the exception of the additional controls over the IFRS 16 requirements as they pertain to leases both at the corporate and operations level. As the IFRS 16 requirements were adopted on January 1, 2019, management has implemented effective internal controls over this area in the current period.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

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These factors are discussed in greater detail in this MD&A and in Mountain Province's most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies pursuant to Guide 7.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

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Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

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